Effective Date September 2, 2003

AUTONOMY CORPORATION PLC
STOCK OPTION ASSUMPTION AGREEMENT

Dear [FIRST]:

As you know, on September 2, 2003 (the “Closing Date”) Autonomy Corporation plc (“Autonomy”) acquired Virage, Inc. (“Virage”) (the “Acquisition”).  On the Closing Date you held one or more outstanding options (the “Virage Options”) to purchase shares of Virage, Inc. common stock granted to you under the Virage, Inc. [PLAN] (the “Plan”), each documented with an option agreement (such option agreement, including any amendments thereto entered into prior to the consummation of the Acquisition, the “Option Agreement”) issued to you under the Plan.  In accordance with the terms of the Acquisition, Autonomy assumed all obligations of Virage under the Virage Options.  As a result, each option to acquire shares of Virage common stock was adjusted to reflect an exchange ratio (the “Exchange Ratio”) of 0.35637674 of a share of Autonomy Ordinary Shares (“Autonomy Shares”) for each share of Virage common stock.  This Agreement evidences the assumption of the Virage Options, including the adjustments to the Virage Options required by the Acquisition.

Your Virage Options immediately before and after the Acquisition are as follows:

	VIRAGE STOCK OPTIONS		AUTONOMY STOCK OPTIONS

Grant date	# Shares of Virage Common Stock	Virage Exercise Price	# of Autonomy Ordinary Shares	Autonomy Exercise Price Per Share

[GRANT DATE]	[VIRAGE SHARES]	$[VIRAGE PRICE]	[AUTONOMY SHARES]	$[AUTONOMY PRICE]

Please Note: The above numbers represent the conversion of all options.  According to our records, as of September 2, 2003, you had outstanding [V OUTSTANDING] Virage options which converted to [A OUTSTANDING] Autonomy options.  This gives effect to all exercises and cancellations.

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed Virage Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” means Autonomy, (ii) to “Stock,” “Common Stock” or “Shares” means ordinary shares, nominal value 1/3p per share, of Autonomy, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Autonomy and (iv) to the “Committee” means the Options Committee of the Autonomy Board of Directors.  All references in the Option Agreement and the Plan relating to your status as an employee or consultant of Virage will now refer to your status as an employee or consultant of Autonomy or any present or future Autonomy subsidiary (including Virage).  To the extent the Option Agreement allowed you to deliver shares of Virage common stock as payment for the exercise price, ordinary shares of Autonomy may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Virage common stock prior to the Acquisition will be taken into account.

Effective Date September 2, 2003

The grant date, vesting commencement date, vesting schedule and expiration date of your assumed Virage Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting instalment has been adjusted to reflect the Exchange Ratio.  All other provisions which govern either the exercise or the termination of the assumed Virage Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition and any other agreement between you and Autonomy) will govern and control your rights under this Agreement to purchase Autonomy Shares.  However, to the extent an item is not explicitly provided for in your option documents, Autonomy policies will apply.  For example, vesting of options will be suspended during all leaves of absence in accordance with Autonomy policy, unless your option documents explicitly provide otherwise.  Upon your termination of employment with Autonomy you will have the limited time period specified in your Option Agreement to exercise your assumed Virage Option to the extent vested and outstanding at the time, generally a period anywhere from one to three months, after which time your Virage Options will expire and NOT be exercisable for Autonomy Shares.

To exercise your assumed Virage option, you must follow Autonomy’s option exercise policies and procedures.  Specific details will be circulated and are available from Autonomy’s legal departments in San Francisco (p: 415 243 9955) and Cambridge (p:+44 1223 448000).

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Autonomy’s rights, which rights are expressly reserved, to terminate your employment at any time in accordance with applicable law.  Any future options, if any, you may receive from Autonomy will be governed by the terms of the Autonomy stock option plan, and such terms may be different from the terms of your assumed Virage Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed on the last page.  Until your fully executed Agreement is received by Autonomy’s Legal Department you will not be able to exercise your assumed Virage Options.  If you have any questions regarding this Agreement or your assumed Virage Options, please contact Jody Irwin in San Francisco at (415) 243-9955 or jodyi@us.autonomy.com, or Andrew Kanter in Cambridge at +44 1223 448000 or andrewk@autonomy.com.

AUTONOMY CORPORATION PLC

/s/ ANDREW M KANTER

Andrew M Kanter Chief Operating Officer

Effective Date September 2, 2003

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Virage Options hereby assumed by Autonomy are as set forth in the Option Agreement, the Plan and such Stock Option Assumption Agreement.

[FIRST] [MIDDLE] [LAST], OPTIONEE

DATED: ______________ ___, 2003